EXHIBIT 99.1

                                 [RETALIX LOGO]


                                    NEWS RELEASE



Investor Contact - USA       Media Contact - USA       International Contact
Allan E. Jordan              Kerry Vance               Motti Gadish
The Global Consulting Group  GolinHarris New York      Retalix Ltd.
+1-646-284-9400              +1-212-373-6000           +972-9-776-6677
ajordan@hfgcg.com            kvance@golinharris.com    Motti.Gadish @retalix.com


                  Retalix Announces Second Quarter 2006 Results

     Ra'anana, Israel, August 29, 2006 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today results for the second quarter ended June 30, 2006.

     Second Quarter 2006 Financial Highlights:

o Revenues: $45.9 million, a decrease of 4.8 percent compared to $48.2 million in the second quarter of 2005.

o Net Loss - GAAP: $(2.7) million, compared to a net income of $2.5 million in the second quarter of 2005.
         Equity based compensation expenses* in the amount of $0.72 million are reported in the 2006 GAAP results pursuant to SFAS 123(R). This expense was not included in the 2005 results.

o Net Loss - Non-GAAP: $(1.2) million, compared to a net income of $3.1 million in the second quarter of 2005. Non-GAAP net loss excludes equity based compensation expenses in the amount of $0.72 million and acquisition related charges* in the amount of $1.15 million.

o Earnings (Loss) per Diluted Share - GAAP: $(0.13), compared to $0.13 in the second quarter of 2005. Equity based compensation expenses are included in the second quarter of 2006 GAAP results pursuant to SFAS 123(R).

o Earnings (Loss) per Diluted Share - Non-GAAP: $(0.06), compared to $0.16 in the second quarter of 2005. Non-GAAP Earnings Per Share excludes equity based compensation expenses and acquisition related charges.

o Cash Flow: The Company generated $2.0 million in cash flow from operations.

o Balance Sheet: Cash and marketable securities amounted to $60.2 million on June 30, 2006, compared to $65.4 million on March 31, 2006. Long term debt was $1.1 million, and shareholders' equity was $206.4 million.

     Retalix had previously said that results in the second quarter would be lower than expected primarily due to delays in the delivery of several projects that were not completed before the end of the quarter, and therefore these revenues are expected to be recognized in the third and fourth quarters of 2006.

     The continued expansion in operations and development is reflected by increases in both Project and Services Cost and in R&D expenses in the second quarter. This is in line with the Company's expenditure plan for the year. General and administrative expenses increased in the second quarter due to spending on services related to the accelerated Sarbanes-Oxley compliance process, accounting services and increased bad debt.

     The Company reported, that during the third quarter it made an award of additional incentive stock options to a range of employees. These options will have the impact of increasing the non-cash equity based compensation charges in accordance with SFAS 123(R). In addition, the Company reported increased expenses due to amortization of intangibles associated with relatively small acquisitons it has recently concluded. These items will increase the Company's non-cash expense for the year by approximately $2 million and will reduce the GAAP net income without having any effect on the Company's non-GAAP results for the year.

     Commenting on the second quarter results, Barry Shaked, President and CEO of Retalix Ltd., said: "While our business is strong, the second quarter 2006 results fell short of our expectations due to delays in the delivery of several customer projects. We have been taking steps to address these delays including hiring additional development, professional services and project management personnel and increasing our use of outsourcing. Our customers continue to support these projects and we expect that the delayed projects will be delivered by the end of the year."

     "We believe that our financial results in the second half of 2006 will be stronger. We will see improvement in the third quarter and more so in the fourth quarter. Therefore, we are reaffirming the guidance for revenues and for non-GAAP income that we have set for full year 2006", Shaked added.

     Second Quarter Business Highlights include:

o Tier-1 grocery retailer in Europe went live with Retalix loyalty and promotions solution;

o European chain started the roll-out of Retalix StoreLine to its hypermarkets;

o The roll-out of Retalix StoreLine to Woolworth's stores in Australia is progressing, with hundreds of stores already installed and running;

o Rollout of Retalix StoreLine completed to Delhaize's ENA stores in Greece;

o Retalix StoreLine selected by Asian grocery retailer;

o A US Tier-1 grocery retailer selected Retalix InSync(TM) as its next generation enterprise and supply chain solution;

o Implementation of Retalix InSync continued at five other early-adopter customers in the US;

o Leading grocery wholesaler went live with Retalix classic supply chain solutions;

o A large grocery wholesaler and three food service distributors went live with Retalix Power suite solutions;

o Two US Tier-2 grocery retailers selected Retalix DemandAnalytX(TM) for demand forecasting and order optimization;

o Deployment of Retalix DemandAnalytX started at two convenience stores chains in the US;

o Large US petroleum operator started a pilot of Retalix StorePoint(TM) and Retalix Forecourt Server(TM);

o A regional convenience store chain in the US contracted a comprehensive solution from Retalix, including point of sale, fuel, back office, headquarters management, and demand forecasting applications;

o Porting of 70 supermarkets acquired by Supersol from ClubMarket to the Retalix Point of Sale was completed in Israel;

o New partnerships created with local distributors and integrators in Russia, the Commonwealth of Independent States and in China;

     Shaked concluded: "Looking forward to the next quarters, we continue to see robust demand for our applications, as retailers and distributors worldwide understand the benefits that our software solutions offer. We are addressing our operational challenges while continuing to develop new opportunities in our markets. We continue to expect that Retalix is on track for another year of solid growth."


     Conference Call  and Webcast Information

     The Company will be holding a conference call to discuss results for the second quarter and of FY 2005 on Tuesday, August 29, 2006 at 10:30 AM Eastern Time (5:30 PM Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked, CFO Danny Moshaioff, and Retalix USA CEO Victor Hamilton. This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

     Retalix Analyst Day

     Retalix will hold an Analyst Day on September 11, 2006, during its global customer and partner conference, Retalix Synergy 2006, at the Disneyland(R) Hotel, in Anaheim, California. Presenters will include members of Retalix's management team. Presentations are expected to be available via webcast at the Company's web site. For further details please visit the Company's web site at www.retalix.com.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,400 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     Retalix is a registered trademark of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

   * Note on Equity Based Compensation Expenses and Acquisition Related Charges

     "Equity based compensation expenses" refer to the amortized fair value of all equity based awards granted to employees. "Acquisition related charges" refer to the impact of the amortization of intangible assets and other acquisition related expenses. See "Use of Non-GAAP Financial Information" and "Reconciliation between GAAP and Non-GAAP Statement of Income" below for more information regarding the Company's use of Non-GAAP measures.

     Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R) and acquisition related charges. Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as well as for providing useful comparisons to periods prior to the adoption of SFAS 123R. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and such as deemed it important to provide all this information to investors.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein, including the expected performance, product demand and company growth in the third and fourth quarters (and second half as a whole) of 2006, constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.



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                                              RETALIX LTD.
                                           (An Israeli Corporation)
                                    CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                            FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2006

                                                                  Six months ended           Three months ended        Year ended
                                                                      June 30                     June 30              December 31,
                                                              ---------------------         --------------------      ------------
                                                              (*)2006          2005           2006          2005          2005
                                                                     (Unaudited)               (Unaudited)              (Audited)
                                                              ---------------------------------------------------------------------
                                                                          U.S. $ in thousands(except per share data)
                                                              ---------------------------------------------------------------------
REVENUES:

    Product sales                                                37,195         40,578         15,095       23,878        91,692
    Services and projects                                        59,451         41,454         30,808       24,352        95,679
                                                                 --------       -------        -------      ------        ------
           T o t a l  revenues                                   96,646         82,032         45,903       48,230       187,371
                                                                 --------       -------        -------      ------        ------
COST OF REVENUES:
    Cost of product sales                                        17,928         14,075          7,904        8,310        31,521
    Cost of services and projects                                20,774         14,767         11,266        9,469        34,465
                                                                 --------       -------        -------      ------        ------
           T o t a l  cost of revenues                           38,702         28,842         19,170       17,779        65,986
                                                                 --------       -------        -------      ------        ------
GROSS PROFIT                                                     57,944         53,190         26,733       30,451       121,385
                                                                 --------       -------        -------      ------        ------
OPERATING EXPENSES:
     Research and development - net                              29,323         20,410         15,386       11,973        44,683
     Selling and marketing                                       17,267         15,765          8,858        8,995        33,382
     General and administrative                                  13,502         10,749          7,168        6,371        23,131
     Other general expenses- net                                     19                            13
                                                                 --------       -------        -------      ------        ------
           T o t a l  operating expenses                         60,111         46,924         31,425       27,339       101,196
                                                                 --------       -------        -------      ------        ------
INCOME (LOSS)  FROM OPERATIONS                                   (2,167)         6,266        (4,692)        3,112        20,189
FINANCIAL INCOME  (EXPENSES) , net                                  501             13            (6)        (161)           202
GAIN ARISING FROM ISSUANCE OF SHARES
    BY A SUBSIDIARY AND AN ASSOCIATED
    COMPANY                                                                                                                   83
                                                                 --------       -------        -------      ------        ------
INCOME (LOSS)  BEFORE TAXES ON INCOME                            (1,666)         6,279        (4,698)        2,951        20,474
TAXES ON INCOME                                                    (535)         1,507        (2,043)          514         5,912
                                                                 --------       -------        -------      ------        ------
INCOME (LOSS) AFTER TAXES ON INCOME                              (1,131)         4,772        (2,655)        2,437        14,562
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                         (32)           (83)           (9)         (43)         (130)
MINORITY INTERESTS IN LOSSES (INCOME)

    OF SUBSIDIARIES                                                  30            206            (8)          134          189
                                                                 --------       -------        -------      ------        ------
NET (LOSS) INCOME FOR THE PERIOD                                 (1,133)         4,895        (2,672)        2,528        14,621
                                                                 =======        ======        =======       ======        =======
EARNINGS (LOSS) PER SHARE-in U.S.$:
    Basic                                                         (0.06)          0.27         (0.14)         0.14          0.78
                                                                 =======        ======        =======       ======        =======
    Diluted                                                       (0.06)          0.25         (0.13)         0.13          0.74
WEIGHTED AVERAGE NUMBER OF SHARES USED IN
 COMPUTATION OF EARNINGS PER SHARE - in thousands:
    Basic                                                        19,463         18,227          19,460       18,710       18,710
                                                                 =======        ======         =======       ======       =======
    Diluted                                                      20,270         19,210          20,222       19,756       19,659
                                                                 =======        ======         =======       ======       =======

(*) Three months ended March 31, 2006 - reclassified.
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                                  RETALIX LTD.
               CONDENSED NON-GAAP CONSOLIDATED STATEMENT OF INCOME
                                                                        Three months ended
                                                                              June 30
                                                                        2006             2005
                                                                    (Unaudited)       (Unaudited)
                                                                   ------------------------------
                                                                     U.S dollars in thousands
                                                                   -------------------------------
REVENUES:

    Product sales                                                       15,095           23,878
    Services and projects                                               30,808           24,352
                                                                        -------          ------
           T o t a l  revenues                                          45,903           48,230
                                                                        -------          ------
COST OF REVENUES:
    Cost of product sales                                                7,245            7,803
    Cost of services and projects                                       10,796            9,195
                                                                        -------          ------
           T o t a l  cost of revenues                                  18,041           16,998
                                                                        -------          ------
GROSS PROFIT                                                            27,862           31,232
                                                                        -------          ------
     Research and development - net                                     14,916           11,973
     Selling and marketing                                               8,736            8,930
     General and administrative                                          7,018            6,293
     Other general expenses- net                                            13                -
                                                                        -------          ------
           T o t a l  operating expenses                                30,683           27,196
                                                                        -------          ------
INCOME (LOSS) FROM OPERATIONS                                          (2,821)            4,036
FINANCIAL EXPENSES, net                                                    (6)            (161)
                                                                        -------          ------
INCOME (LOSS) BEFORE TAXES ON INCOME                                   (2,827)            3,875
TAXES ON INCOME                                                          1,652              867
                                                                        -------          ------
INCOME (LOSS) AFTER TAXES ON INCOME                                    (1,175)            3,008
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                                (9)             (43)
MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                        (8)              134
                                                                        -------          ------
NET (LOSS) INCOME FOR THE PERIOD                                       (1,192)            3,099
EARNINGS (LOSS) PER SHARE-in U.S.$:                                    =======           ======

    Basic                                                               (0.06)             0.17
                                                                       =======           ======
    Diluted                                                             (0.06)             0.16

WEIGHTED AVERAGE NUMBER OF SHARES USED
 IN COMPUTATION OF EARNINGS PER
 SHARE - in thousands:
    Basic                                                               19,460          18,710
                                                                       =======          =======
    Diluted                                                             20,222          19,756
                                                                       =======          =======
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                                                    RETALIX LTD.
                             RECONCILIATION BETWEEN GAAP TO NON- GAAP STATEMENT OF INCOME

                                                                                     Three months ended
                                                                                       June 30,2006
                                                                        GAAP            ADJUSTMENT            NON- GAAP
                                                                     (Unaudited)        (Unaudited)           (Unaudited)
                                                                  ------------------------------------------------------
                                                                                U.S dollars in thousands
                                                                  ------------------------------------------------------
REVENUES:

    Product sales                                                       15,095              -                   15,095
    Services and projects                                               30,808              -                   30,808
                                                                      --------        ----------                ------
           T o t a l  revenues                                          45,903              -                   45,903
                                                                      --------        ----------                ------
COST OF REVENUES:
    Cost of product sales                                                7,904             (659)*                7,245
    Cost of services and projects                                       11,266             (470)*               10,796
                                                                      --------        ----------                ------
           T o t a l  cost of revenues                                  19,170           (1,129)*               18,041
                                                                      --------        ----------                ------
GROSS PROFIT                                                            26,733            1,129                 27,862
                                                                      --------        ----------                ------
     Research and development - net                                     15,386             (470)*               14,916
     Selling and marketing                                               8,858             (122)*                8,736
     General and administrative                                          7,168             (150)*                7,018
     Other general expenses- net                                            13                                      13
                                                                      --------        ----------                ------
           T o t a l  operating expenses                                31,425             (742)*               30,683
                                                                      --------        ----------                ------
INCOME (LOSS)  FROM OPERATING                                          (4,692)            1,871                (2,821)
FINANCIAL EXPENSES - net                                                   (6)                -                    (6)
                                                                      --------        ----------                ------
INCOME (LOSS) BEFORE TAXES ON INCOME                                   (4,698)            1,871                (2,827)
TAXES ON INCOME                                                          2,043            (391)                  1,652
                                                                      --------        ----------                ------
INCOME (LOSS) AFTER TAXES ON INCOME                                    (2,655)            1,480                (1,175)
SHARE IN LOSSES OF AN ASSOCIATED
    COMPANY                                                                (9)                -                    (9)
MINORITY INTERESTS IN LOSSES

    OF SUBSIDIARIES                                                        (8)                -                    (8)
                                                                     --------        ----------                 ------
NET INCOME (LOSS)  FOR THE PERIOD                                      (2,672)            1,480                (1,192)
EARNINGS (LOSS) PER SHARE-in U.S.$:                                  ========        ==========                =======

    Basic                                                               (0.14)             0.08                 (0.06)
                                                                     ========         =========                =======
    Diluted                                                             (0.13)             0.07                 (0.06)
                                                                     ========         =========                =======



WEIGHTED AVERAGE NUMBER OF SHARES USED
    IN COMPUTATION OF EARNINGS PER
    SHARE - in thousands:

    Basic                                                              19,460            -                   19,460
                                                                      ========         ========              =======
    Diluted                                                            20,222            -                   20,222
                                                                      ========         ========              =======


o (a) The effect of stock- based compensation. The company adopted the provisions of Statement of financial accounting standards no. 123 (R), "Share- Based Payment" on January 1, 2006 using the modified-prospective transition method.
   (b) The effect of amortization of intangible assets and acquisition related expenses.
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                                  RETALIX LTD.
                            )An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                AT JUNE 30, 2005


                                                                                   June 30                   December 31,
                                                                              2006           2005                 2005
                                                                                 (Unaudited)                    (Audited)
                                                                              -------------------------------------------
                                                                                             U.S. $ in thousands
                                                                              --------------------------------------------
A  s  s  e  t  s
                                CURRENT ASSETS:

    Cash and cash equivalents                                                  52,479        54,006              55,692
    Marketable securities                                                       7,723         5,869              10,919
    Accounts receivable:
       Trade                                                                   43,140        29,678              38,836
       Other                                                                    4,275         4,750               4,502
    Inventories                                                                 1,475           935               1,787
    Deferred income taxes                                                       8,140         9,106               8,098
                                                                              --------       -------            -------
           T o t a l  current assets                                          117,232        104,344            119,834
                                                                              --------       -------            -------
NON-CURRENT ASSETS :
     Marketable debt securities                                                 1,442         4,516               2,056
    Deferred income taxes                                                       3,373         2,028               2,064
    Long-term receivables                                                       2,663         2,465               2,617
    Amounts funded in respect of employee rights
       upon retirement                                                          5,990         4,630               5,402
    Other                                                                         707           572                 751
                                                                              --------       -------            -------
           T o t a l  non- current assets                                       14,175        14,211             12,890
                                                                              --------       -------            -------
PROPERTY, PLANT AND EQUIPMENT, net                                             12,169         12,036             12,311
                                                                              --------       -------           --------
GOODWILL                                                                      106,311         96,659            101,209
OTHER INTANGIBLE ASSETS, net of accumulated amortization
      Customer base                                                            18,532         18,579             17,497
      Other                                                                     7,118          9,469              7,915
                                                                              --------       -------            -------
                                                                               25,650         28,048             25,412
                                                                              --------       -------           --------
           T o t a l assets                                                   275,537        255,298            271,656
                                                                              ========      ========            =======

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                                                                                         June 30                   December 31,
                                                                                   2006           2005                  2005
                                                                                       (Unaudited)                    (Audited)
                                                                                   ---------------------------------------------
                                                                                                U.S. $ in thousands
                                                                                   ---------------------------------------------
Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                          3,570          6,067                3,981
    Current maturities of long-term bank loans                                        212          3,159                  248
    Accounts payable and accruals:
       Trade                                                                       13,401         10,641               11,701
       Employees and employee institutions                                          6,701          4,730                5,820
        Liabilities of executory contracts                                            122            510                  259
          Accrued  expenses                                                         5,718          7,009                6,301
       Other                                                                        6,008          3,928                7,744
    Deferred revenues                                                              16,906         14,618               15,564
                                                                                   ------         ------               -------
           T o t a l  current liabilities                                          52,638         50,662               51,618
                                                                                   ------         ------               -------
LONG-TERM LIABILITIES :
    Long-term loans, net of current maturities                                      1,133          1,342                1,059
    Employee rights upon retirement                                                10,236          8,674                9,250
     Deferred tax liability                                                         2,859          4,051                2,852
    Deferred revenues                                                                 413            825                  619
     Executory contracts, net of current maturities                                     -            122                    -
                                                                                   ------         ------               -------
           T o t a l  long-term liabilities                                        14,641         15,014               13,780
                                                                                   ------         ------               -------
           T o t a l  liabilities                                                  67,279         65,676               65,398
                                                                                   ------         ------               -------
MINORITY INTERESTS                                                                  1,829          1,796                1,841
SHAREHOLDERS' EQUITY:                                                              -----          ------               -------
    Share  capital -Ordinary shares of NIS 1.00 par value (authorized: June 30,
     2006 (unaudited) and December 31, 2005 (audited) -
      30,000,000 shares; June 30, 2005 (unaudited)- 25,000,000 shares; issued and outstanding: June 30, 2006 (unaudited) -19,498,621 Shares; December
      31,2005 (audited) -19,409,003 shares; June 30,
      2005 (unaudited) -18,849,640 shares)                                          5,151          5,009                5,132
    Additional paid in capital                                                    152,912        143,220              150,042
    Retained earnings                                                              48,398         39,805               49,531
    Accumulated other comprehensive income                                           (32)         (208)                (288)
                                                                                  -------        -------              --------
           T o t a l  shareholders' equity                                        206,429        187,826              204,417
                                                                                  -------        -------              --------
           T o t a l  liabilities and shareholders equity                         275,537        255,298              271,656
                                                                                  =======        ========             =======

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                                                                                                       (Continued) - 1
                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2006


                                                               Six months ended            Three months ended           Year ended
                                                                    June 30                    June 30                 December 31,
                                                               2006        2005           2006           2005              2005
                                                                   (Unaudited)              (Unaudited)                  (Audited)
                                                               -------------------       -------------------          ------------
                                                                                       U.S. $ in thousands
                                                               -------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

   Net (loss) income                                            (1,133)      4,895        (2,672)        2,528            14,621
       Adjustments required to reconcile net income
        to net cash provided by operating activities:
       Minority interests in losses of subsidiaries                (30)       (206)            8          (134)            (189)
       Depreciation and amortization, net                        4,189       2,512         1,967         1,744             6,422
        Gain arising from issuance of shares of by a                                                                        (83)
       subsidiary
       Share in losses of an associated company                     32          83             9            43               130
        Compensation expenses resulting from shares
           and options granted to employees and non
           employees                                             1,379                       721                             167
       Changes in accrued liability for employee rights
                   upon retirement                                 857         374           755           236               989
       Losses (gains) on amounts funded in respect of
                  employee rights upon retirement                 (234)        325          (323)          279               155
       Deferred income taxes - net                              (1,345)     (1,183)       (1,030)         (956)          (1,498)
       Net decrease (increase) in marketable securities          2,767         699         1,187            37           (2,969)
       Amortization of discount on debt securities                  28          46             8            26                92
       Other                                                        16        (385)          115          (266)            (565)
      Changes in operating asset and liabilities:
       Decrease (increase) in accounts receivable:
           Trade (including the non-current portion)            (4,043)      4,693         4,157         1,799           (5,212)
           Other                                                   270        (139)         (127)          518             (926)
           Decrease (increase) in accounts payable and
            accruals:
           Trade                                                 1,166      (1,372)          297           567             (300)
           Employees, employee institutions and other           (1,506)     (2,685)       (1,007)       (1,344)            2,149
       Decrease (increase) in inventories                          700        (189)         (154)          112           (1,045)
       Increase (decrease) in deferred revenues
        (including non-current portion)                            739         (61)       (1,938)         (991)              558
                                                                -------     -------       -------        -------          ------
    Net cash provided by operating activities-forward            3,852       7,407         1,973         4,198            12,496
                                                                ======      ======        ======         =======          ======
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

                                                                                                       (Continued) - 2
                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2006

                                                               Six months ended            Three months ended          Year ended
                                                                   June 30                      June 30               December 31,
                                                               2006          2005         2006             2005           2005
                                                               -------------------       -----------------------      ------------
                                                                 (Unaudited)                  (Unaudited)               (Audited)
                                                               -------------------------------------------------------------------
                                                                                     U.S. $ in thousands
                                                               -------------------------------------------------------------------
Net cash provided by operating activities -

    brought forward                                              3,852       7,407           1,973           4,198        12,496
                                                                -------     -------       -------          -------        ------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Maturity of marketable debt securities held
            to maturity                                          2,059      11,142           1,439           5,431        12,111
    Investment in marketable debt securities
         held to maturity                                       (1,000)    (1,876)         (1,000)                       (1,876)
    Acquisition of subsidiaries consolidated for the
    first
        time (a)                                                (2,605)   (49,351)                        (49,351)      (50,312)
      Additional investments in subsidiaries                    (4,875)      (147)                                       (3,764)
      Advances on account of acquisition                                     (448)                           (448)
    Purchase of property, plant, equipment
           and other assets                                     (1,450)    (1,260)           (755)           (799)       (3,069)
    Proceeds from sale of property, plant and equipment             35           7                               3           25
    Amounts funded in respect of employee rights upon
        retirement, net                                           (353)      (303)           (130)           (102)         (905)
    Long-term loans granted to employees                                      (54)                            (24)          (54)
      Collection of long-term loans to employees                                47                              42          168
                                                                -------    -------         -------         -------       --------
    Net cash used in investing activities                       (8,189)   (42,243)           (446)        (45,248)       (47,676)
CASH FLOWS FROM FINANCING ACTIVITIES:                           -------    -------         -------         -------       --------
    Repayment of long-term bank loans                                      (1,482)                           (727)       (4,698)
       Issuance of share capital to employees
              Resulting from exercise of options                 1,489       2,849             648             784        10,150
    Short-term bank credit - net                                  (411)    (3,723)         (6,362)         (1,839)       (5,809)
      Minority Investment in a subsidiary                                       34                              34            34
                                                                -------    -------         -------         -------       --------
    Net cash provided by (used in) financing activities          1,078     (2,322)         (5,714)         (1,748)         (323)
                                                                -------    -------         -------         -------       --------
EFFECT OF EXCHANGE RATE CHANGES
      ON CASH                                                       46       (249)              14           (135)         (218)
                                                                -------    -------         -------         -------       --------
NET DECREASE IN CASH
    AND CASH EQUIVALENTS                                        (3,213)   (37,407)         (4,173)        (42,933)        (35,721)
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                      55,692      91,413          56,652          96,939         91,413
                                                                -------    -------         -------         -------       --------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                            52,479      54,006          52,479          54,006         55,692
                                                                =======    =======         =======         =======       ========


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
                                                                                                      (Concluded) - 3

                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2006

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                   Six months        Six months      Three months     Three months       Year
                                                     ended              ended           ended             ended          ended
                                                    June 30,          June 30,         June 30,         June 30,      December 31,
                                                      2006              2005             2006             2005            2005
                                                  (Unaudited)       (Unaudited)      (Unaudited)       (Unaudited)     (audited)

(a) Acquisition of subsidiaries
    consolidated for the first time:
     Fair value of assets acquired and
     liabilities assumed of subsidiaries and
     activities acquired at the date
     of acquisition :
      Working capital (excluding cash

        and cash equivalents)                         394               8,397                             8,397          (1,441)
      Deferred income taxes                                             (484)                             (484)          (396)
      Deferred revenues                                                                                                  10,677
      Property, plant and equipment, net              (58)            (1,799)                            (1,799)         (1,867)
      Amounts funded in respect of
       employee rights   upon  retirement
      Accrued liability for employee rights
        upon retirement
      Goodwill and other intangible assets
        arising on acquisition                     (2,941)           (82,326)                            (82,326)        (84,211)
      Issuance of the Company's share
         capital                                                      23,863                              23,863          23,863
      Long- term loan
      Short-term bank credit                                           2,230                               2,230           2,230
      Minority interests in subsidiary
      Increase in account payable- other                                 768                                 768             833
                                                  ----------         ---------       --------------     ----------      ----------
                                                   (2,605)           (49,351)                             (49,351)       (50,312)
                                                  ==========         =========       ==============     ==========      ==========

 (b)     Supplemental information on investing activities not involving cash flows:

         1) On April 1, 2005, the Company acquired substantially all of the business assets of Integrated Distribution Solutions, L.L.C. The consideration included, in addition to cash, the issuance of ordinary shares of the Company in the total amount of $ 6,883,000.

         2)   On   April 1, 2005, the Company acquired 73.4% (on an as-converted to common stock basis) of the total issued and outstanding stock of
              TCI Solutions, Inc. The consideration included, in addition to cash, the issuance of ordinary shares of the Company in the total amount of $ 16,980,000.


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